NO ACT

DC
PE
12-26-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08040720

Received SEC

FEB 2 6 2008

Washington, DC 20549

February 26, 2008

Andrew A. Gerber
Hunton & Williams LLP
Bank of America Plaza
Suite 3500
101 South Tryon Street
Charlotte, NC 28280

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/26/2008

Re: Bank of America Corporation
Incoming letter dated December 26, 2007

Dear Mr. Gerber:

This is in response to your letters dated December 26, 2007, February 20, 2008, and February 25, 2008 concerning the shareholder proposal submitted to Bank of America by the AFL-CIO Reserve Fund. We also have received a letter from the proponent dated February 14, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
MAR 0 6 2008
THOMSON
FINANCIAL

Enclosures

cc: Robert E. McGarrah, Jr.
Counsel
Office of Investment
AFL-CIO Reserve Fund
815 Sixteenth Street, N.W.
Washington, DC 20006

HUNTON & WILLIAMS

RECEIVED

2007 DEC 27 PM 4: 33

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA 28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

ANDREW A. GERBER
DIRECT DIAL: 704-378-4718
EMAIL: agerber@hunton.com

FILE NO: 46123.74

December 26, 2007

Rule 14a-8

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by the AFL-CIO Reserve Fund

Ladies and Gentlemen:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as counsel to Bank of America Corporation, a Delaware corporation (the "Corporation"), we request confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits from its proxy materials for the Corporation's 2008 Annual Meeting of Stockholders (the "2008 Annual Meeting") for the reasons set forth herein, the proposal described below. The statements of fact included herein represent our understanding of such facts.

GENERAL

The Corporation has received a proposal and supporting statement dated October 26, 2007 (the "Proposal") from the AFL-CIO Reserve Fund (the "Proponent") for inclusion in the proxy materials for the Corporation's 2008 Annual Meeting of Stockholders (the "2008 Annual Meeting"). The Proposal is attached hereto as **Exhibit A**. The 2008 Annual Meeting is scheduled to be held on or about April 23, 2008. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 19, 2008.

Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal; and

2. Six copies of the Proposal.

To the extent required by Rule 14a-8(j)(iii), this letter shall serve as an opinion of counsel. I am licensed to practice in the States of Maryland and North Carolina.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2008 Annual Meeting.

SUMMARY OF PROPOSAL

The Proposal requests that the Corporation's Board of Directors disclose the "Company's relationships with any consultant retained to advise the Board or the Board's compensation committee on executive compensation matters . . . ." The Proposal identifies three specific areas that should be addressed by the Corporation as follows: (1) senior management participation in the process of selecting or hiring the compensation consultant, (2) steps taken to address potential conflicts of interest that may arise in connection with such services and (3) fees paid to the compensation consultant for services provided to the Board of Directors or its Compensation Committee, or otherwise.

REASONS FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2008 Annual Meeting pursuant to Rules 14a-8(i)(2), (i)(6) and (i)(10). The Proposal may be excluded pursuant to Rule 14a-8(i)(2) and Rule 14a-8(i)(6) because the Proposal, if implemented, would cause the Corporation to violate the law, and, accordingly, the Corporation lacks the authority to implement the Proposal. In addition, the Proposal may be excluded pursuant to Rule 14a-8(i)(10) because it has been substantially implemented.

1. The Corporation may omit the Proposal pursuant to Rules 14a-8(i)(2) and 14a-8(i)(6) because the Proposal, if implemented, would cause the Corporation to violate North Carolina law, and, accordingly, the Corporation lacks the authority to implement the Proposal.

Rule 14a-8(i)(2) permits a company to exclude a proposal if the proposal would cause the company to violate state law. Rule 14a-8(i)(6) permits a registrant to omit a proposal from its proxy materials if, upon passage, "the company would lack the power or authority to implement the proposal." As disclosed in the Corporation's proxy materials for its 2007 Annual Meeting of Stockholders (the "2007 Annual Meeting"), the Corporation's compensation consultant is Towers Perrin. Towers Perrin continues to serve in that role. The Corporation and Towers Perrin have executed a written agreement that governs their business relationship. That agreement includes a confidentiality provision that prohibits the Corporation from unilaterally disclosing certain information, including the fees paid or payable by the Corporation to Towers Perrin for services it provides under the agreement.

The agreement is governed by North Carolina law. In North Carolina, the elements of a claim for breach of contract are (1) existence of a valid contract and (2) breach of the terms of that contract. Likewise, the elements of a claim for breach of a confidentiality agreement are (1) existence of a valid confidentiality agreement and (2) breach of the terms of that confidentiality agreement. *See Poor v. Hill*, 138 N.C. App. 19, 26, 530 S.E.2d 838, 843 (2000) (plaintiff stated a claim for breach of contract where Department of Correction failed to maintain confidentiality of personnel file pursuant to prior settlement agreement); *QSP, Inc. v. Hair*, 152 N.C. App. 174, 566 S.E.2d 851 (2002) (denial of preliminary injunction was error as the chocolate salesman used proprietary information and solicited and contracted with schools that he had serviced while working for the corporation, in violation of his confidentiality agreement). The law in North Carolina is well settled.

If implemented, the Proposal would require the Corporation to unilaterally disclose confidential information (i.e., the fees paid to Towers Perrin) in breach of its contractual obligations to maintain confidentiality under the agreement, in violation of North Carolina law. The Corporation cannot compel Towers Perrin to consent to disclosure of any confidential information. In addition, Towers Perrin has expressly indicated its view that the subject fee information is covered by the confidentiality provisions of the agreement. The Division has consistently permitted the exclusion of stockholder proposals pursuant to Rules 14a-8(i)(2) and 14a-8(i)(6), and the predecessor to such rules, Rules 14a-8(c)(2) and 14a-8(c)(6), if the proposals would require the company to breach existing contractual obligations or otherwise violate the law. *See Hudson United Bancorp* (March 2, 2005); *NetCurrents, Inc.* (June 1, 2001); *The Goldfield Corporation* (March 28, 2001); *CoBancorp Inc.* (February 22, 1996); and *Pico Products, Inc.* (September 23, 1992).

Accordingly, it is my opinion that the implementation of the Proposal would require the Corporation to breach unilaterally its contractual obligations and confidentiality obligations, in violation of North Carolina law, and the Proposal is, therefore, excludable under Rules 14a-8(i)(2) and 14a-8(i)(6).

2. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(10) because it has been substantially implemented.

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2008 Annual Meeting pursuant to Rule 14a-8(i)(10), which permits the omission of a shareholder proposal if "the company has already substantially implemented the proposal." The "substantially implemented" standard replaced the predecessor rule, which allowed the omission of a proposal that was "moot." *See Exchange Act Release No. 34-40018* (May 21, 1998) ("*1998 Release*"). The Commission has made explicitly clear that a proposal ***need not be "fully effected"*** by the company to meet the substantially implemented standard under Rule 14a-8(i)(10). *See 1998 Release* (confirming the Commission's position in the *Exchange Act Release No. 34-20091* (August 16, 1983) ("*1983 Release*")). In the *1983 Release*, the Commission noted that the "previously formalistic application [(i.e., a "fully-implemented" interpretation that required line-by-line compliance by companies)] of [Rule 14a-8(i)(10)] defeated its purpose." As discussed above in Section 1 of this letter, implementation of a portion of the Proposal would require the Corporation to violate North Carolina law. The Corporation does not believe the Commission or the Division would expect or require a company to violate the law to satisfy the substantially implemented standard under Rule 14a-8(i)(10). Other than the portions of the Proposal that would require the Corporation to violate the law, the Corporation has substantially implemented the Proposal.

The Proposal seeks additional disclosure regarding the Corporation's relationship with its executive compensation consultants. The Proposal has three main disclosure requirements: (i) senior management's role in the process of selecting or hiring the compensation consultant (the "First Prong"), (ii) the steps taken by the Board of Directors or the Compensation Committee of the Board of Directors to address potential conflicts of interest that may arise if the compensation consultant (or its affiliates) is retained to provide services other than to the Board of Directors or the Compensation Committee of the Board of Directors (the "Second Prong") and (iii) the total fees paid to the compensation consultant (or its affiliates) for services provided to each of (a) the Board of Directors and (b) the Corporation or its affiliates, other than services provided in (iii)(a) (the "Third Prong"). The Corporation believes that through (i) compliance with the disclosure rules adopted by the Commission, (ii) additional voluntary public disclosure in its proxy statement and (iii) public disclosure of the Compensation Committee charter, the Corporation has substantially implemented the Proposal. The relevant excerpt of the Compensation Committee charter and a link to the complete charter is attached hereto as **Exhibit B**. The primary focus of the Proposal is the disclosure of certain information. The means of disclosure, whether in a special report, on a website or in a proxy statement, is not particularly relevant to the analysis.

The Corporation has substantially implemented the First Prong of the Proposal. Under Item 407(e)(3)(iii) of Regulation S-K ("Item 407(e)"), the Corporation must disclose, among other things, the identity of each consultant hired to assist in the determination of executive compensation and whether each such consultant was engaged directly by the compensation committee (or persons performing the equivalent functions) or ***any other person.*** The Compensation Committee charter, which is publicly available on the Corporation's website, states that the "Committee shall have the ***sole authority and responsibility*** to approve the engagement of compensation consultants to assist the Committee in the evaluation of director, chief executive officer or senior executive compensation and benefits . . ." This information was clearly stated in the Corporation's proxy statement for the 2007 Annual Meeting and is expected to be stated in proxy statements for future annual meetings. The Compensation Committee has sole authority and responsibility to engage compensation consultants--senior management has no role or authority in the process. All of this is publicly disclosed.

The Corporation has substantially implemented the Second Prong of the Proposal. Under its charter, the Compensation Committee must determine, in its business judgment, that any compensation consultants have no relationship to the Corporation that would interfere with the exercise of their independent judgment. If the compensation consultants provide services to the Corporation other than in connection with the evaluation of director, chief executive officer or senior executive compensation and benefits, the Compensation Committee must approve the annual amount of aggregate fees permitted for such other services. To ensure that the Compensation Committee is aware of all services provided by compensation consultants, the Corporation's management must report to the Compensation Committee at least annually regarding all services performed by and fees paid to any compensation consultant. In addition, in the Corporation's proxy materials for the 2007 Annual Meeting of Stockholders, the Corporation provided disclosure regarding the scope of the work provided by the compensation consultant to the Compensation Committee or otherwise and the steps taken by the Compensation Committee to address any potential conflicts. The relevant excerpt from the proxy materials for the 2007 Annual Meeting is also attached as a part of **Exhibit B**. As disclosed, the Compensation Committee gathers information regarding the services provided by the consultant, evaluates the scope and nature of such services, evaluates the independence of the consultant (based on these services and any relationship with management) and the consultant's ability to provide independent advice, and separately approves fees to be paid to the consultant for all services. Based on the foregoing, the Corporation already discloses the steps taken by the Compensation Committee to address potential conflicts of interest that may arise if the compensation consultant (or its affiliates) is retained to provide services other than to the Board of Directors or the Compensation Committee of the Board of Directors.

The Third Prong requires the disclosure of confidential information regarding the fees paid or payable to the compensation consultant. As discussed in Section 1 of this letter, implementation of the Third Prong would require the Corporation to violate North Carolina law. As noted above, the

Corporation does not believe the Commission or the Division would expect or require a company to violate the law in order to satisfy the substantially implemented standard under Rule 14a-8(i)(10).

The Division has consistently found proposals excludable under Rule 14a-8(i)(10) when they were substantially implemented. *See Wal-Mart Stores, Inc.* (March 28, 2007) ("*Wal-Mart*") (permitting exclusion of a proposal seeking disclosure of the company's relationships with its executive compensation consultants or firms, including the matters specified in the proposal because it was already substantially required under Regulation S-K); *Verizon Communications Inc.* (February 21, 2007) (permitting the exclusion of a proposal seeking disclosure of the material terms of all relationships between each director nominee deemed to be independent and the company, or any of its executive officers, that were considered by the board in determining whether such nominee was independent because it was already substantially required under Regulation S-K); *Texaco Inc.* (March 29, 1991); and *Columbia/HCA Healthcare Corp.* (February 19, 1998). As was the case in *Wal-Mart*, while the Proponent may provide supplemental arguments regarding what it did or did not intend to request or nuanced variations on the Proposal's intent, it is clear that the particular policies, practices and procedures currently followed and proposed by the Corporation compare very favorably with the guidelines of the Proposal. Precedent does not support the concept that a company would be required to violate the law in order to satisfy the substantially implemented standard under Rule 14a-8(i)(10).

To the extent legally permitted, the Corporation has substantially implemented the Proposal. For this reason, the Proposal may be omitted from its proxy materials for the 2008 Annual Meeting pursuant to Rule 14a-8(i)(10).

CONCLUSION

On the basis of the foregoing and on behalf of the Corporation, we respectfully request the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2008 Annual Meeting. Based on the Corporation's timetable for the 2008 Annual Meeting, a response from the Division by February 3, 2008 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 704-378-4718 or, in my absence, Teresa M. Brenner, Associate General Counsel of the Corporation, at 704-386-4238.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Andrew A. Gerber

cc: Teresa M. Brenner
Daniel F. Pedrotty

Shareholder Proposal

RESOLVED, that the shareholders of Bank of America Corporation (the "Company") urge the board of directors (the "Board") to disclose in a separate report to shareholders the Company's relationships with any consultant retained to advise the Board or the Board's compensation committee on executive compensation matters (each, a "Compensation Consultant"). With respect to each Compensation Consultant, the report should:

1) Disclose whether any member of the Company's senior management participated in the process of either selecting or hiring the Compensation Consultant;

2) Disclose the total fees received by the Compensation Consultant for services performed for the Board or the Board's compensation committee and the total fees received for services performed for the Company or an affiliate of the Company by the Compensation Consultant, or an affiliate of the Compensation Consultant, other than those performed for the Board or the Board's compensation committee;

3) Disclose the steps that the Board or the Board's compensation committee has taken to address potential conflicts of interest that may arise when a Compensation Consultant, or an affiliate of a Compensation Consultant, is also retained by the Company, by an affiliate of the Company, or by the Company's senior executive officers for services other than those performed for the Board or the Board's compensation committee.

Supporting Statement

In our opinion, there has been increasing concern regarding the role compensation consultants may play in escalating executive pay. Specifically, we believe the independence of compensation consultants is an important factor in determining how senior executives are compensated. Regarding the selection of compensation consultants, one study observes that, "CEOs have often been involved in the selection process" (Bebchuk and Fried, "Pay Without Performance," 2004). The authors add that, "Even if the CEO has not been involved [in the selection process], the chosen consultant has understood that a recommendation that displeases the CEO may pre-empt the consultant's future employment."

In our view, the independence of compensation consultants can be compromised by additional business relationships. According to an April 9, 2006 *New York Times* article, compensation consultants "are often motivated to produce big paydays for managers. After all, the boss can hand their company lucrative contracts down the road." In 2007, the U.S. House of Representatives' Committee on Oversight and Government Reform began investigating whether major U.S. consulting firms that provide pay advice to boards of directors also perform other services for company managers that may compromise their independence.

According to a study by The Corporate Library, an authority on corporate governance, compensation consultants are associated with companies that pay at levels higher than the market median. Further, these higher levels of pay are in general not associated with higher levels of shareholder return (*The Effect of Compensation Consultants*, The Corporate Library, 2007).

Given these concerns, we believe that requiring disclosure of relationships that may compromise the independence of the Company's Compensation Consultant will help ensure that executive compensation decisions are rendered independently and in the best interests of shareholders.

EXHIBIT B

Excerpt From Compensation Committee Charter

> The Committee may retain special legal or compensation consultants to advise the Committee. The Committee shall have the sole authority and responsibility to approve the engagement of compensation consultants to assist the Committee in the evaluation of director, chief executive officer or senior executive compensation and benefits ("Independent Consultants"). The Committee shall determine, in its business judgment, that any Independent Consultants have no relationship to Bank of America that would interfere with the exercise of their independent judgment. If the Independent Consultants provide services to Bank of America other than in connection with the evaluation of director, chief executive officer or senior executive compensation and benefits, the Committee shall approve the annual amount of aggregate fees permitted for such other services. The Chairperson of the Committee may approve changes to the engagement with the Independent Consultants previously approved by the Committee, in which case the Chairperson shall report any such changes to the Committee at its next scheduled meeting. Management shall report to the Committee at least annually regarding all services performed by and fees paid to any Independent Consultant.

Link to the complete Compensation Committee Charter:

http://media.corporate-ir.net/media_files/irol/71/71595/corpgov/Compensation_Charter_1_07.pdf

Excerpt from 2007 Annual Meeting Proxy Statement

> In addition to possessing the necessary skill, experience and resources to meet our needs, the consultant must have no relationship with us that would interfere with its ability to provide independent advice. The Committee reviews any relationships between management and the consultant, as well as the amount of work performed for us by the consultant in areas other than executive officer and director compensation. Given that there are a limited number of compensation consultants with the broad skills, experience and resources necessary to support a company of our size and global scope, the Committee believes that its compensation consultant may have other relationships with us, so long as those relationships do not interfere with its ability to provide independent advice. If the compensation consultant provides services to us other than in connection with the evaluation of director, chief executive officer or senior executive compensation and benefits, the Committee will approve the annual amount of aggregate fees permitted for such other services.
>
> . . . .

Towers Perrin provides other services to us in the areas of global retirement and healthcare benefits, for which the Committee has oversight responsibility. Towers Perrin also provides a small amount of services to us in other areas. The Committee took these services into account when it retained Towers Perrin to serve as its compensation consultant and concluded that these other relationships with us would not interfere with Towers Perrin's ability to provide independent advice. The Committee has approved an annual amount of aggregate fees for Towers Perrin for all services, and at least annually the Committee will review the services performed by, and the actual fees paid to, the firm.

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

February 14, 2008

RECEIVED
2008 FEB 15 PM 3:20
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Bank of America Corporation's Request to Exclude Proposal Submitted by the AFL-CIO Reserve Fund

Dear Sir/Madam:

This letter is submitted in response to the claim of Bank of America Corporation ("BAC" or the "Company"), by letter dated December 26, 2007, that it may exclude the shareholder proposal ("Proposal") of the AFL-CIO Reserve Fund ("Fund" or the "Proponent") from its 2008 proxy materials.

I. Introduction

Proponent's Proposal to BAC urges the board of directors to report on the Company's relationships with any compensation consultant retained to advise the Board or the Compensation Committee on executive compensation matters and to:

1) Disclose whether any member of the Company's senior management participated in the process of either selecting or hiring the Compensation Consultant;

2) Disclose the total fees received by the Compensation Consultant for services performed for the Board or the Board's compensation committee and the total fees received for services performed for the Company or an affiliate of the Company by the Compensation Consultant, or an affiliate of the Compensation Consultant, other than those performed for the Board or the Board's compensation committee; and

3) Disclose the steps that the Board or the Board's compensation committee has taken to address potential conflicts of interest that may arise when a Compensation Consultant, or an affiliate of a Compensation Consultant, is also retained by the Company, by an affiliate of the Company,

> or by the Company's senior executive officers for services other than those performed for the Board or the Board's compensation committee.

The Company has requested the Commission's approval to exclude the Proposal, arguing that it:

- would cause BAC to violate North Carolina law, despite the fact that BAC's compensation consultant, Towers Perrin, has already agreed to the same disclosure requested by the Proponent at another large company, Time Warner Corporation, [1] which, like BAC is also incorporated in Delaware [Rule 14a-8(i)(2) and Rule 14a-8(i)(6)]; and

- has been substantially implemented, even though the BAC proxy for 2007 discloses no information other than a statement that Towers Perrin provides both executive compensation and "other services to us in the areas of global retirement and healthcare benefits" [Rule 14a-8(i)(10)].

It is unclear whether BAC has complied with Rule 14a-8(j)(2)(iii), which requires that a company seeking to exclude a proposal as a violation of Rule 14a-8(i)(2) must provide a supporting opinion of counsel that compliance with the Proposal would violate state law. BAC states its conclusion that its "agreement [with Towers Perrin] includes a confidentiality provision that prohibits the Corporation from unilaterally disclosing certain information, including the fees paid or payable by the Corporation to Towers Perrin for services it provides under the agreement." The Company neither provides a copy of its agreement with Towers Perrin, nor does it quote the relevant text of that agreement. Moreover, its conclusions of law are not supported by the cases it cites.

Should the Commission conclude, however, that BAC has, in fact, complied with Rule 14a-8(j)(2)(iii), Proponent hereby requests that it be offered an opportunity to revise the Proposal to cure the defect raised by the Company. Specifically, the Proposal will be revised to state that each of the requested elements to be disclosed shall become available in a report to shareholders upon the expiration of any compensation consultant agreement which presently prohibits such disclosure.

II. The Proposal would not violate North Carolina law because, if need be, Proponent will promptly amend it to bar any cause of action for breach of a confidentiality agreement by Towers Perrin, a company that has already agreed to identical disclosures at Time Warner, Inc.

[1] Time Warner Corporation, Def. 14 A, pp. 56-57.

A. North Carolina cases cited by counsel for the Company are inapposite.

The Company cites *Poor v. Hill,* 138 N.C. App. 19, 26, 530 S.E. 2d 838,843 (2000), in support of its assertion that North Carolina law requires both the existence of a valid confidentiality agreement and a breach of the terms of that agreement in any action for breach of a confidentiality agreement. Yet there is no mention of such a cause of action in this case, which, instead, involved an action for breach of a contract for the sale of real property.

The Company also cites *QSP, Inc. v. Hair*, 152 N.C. App. 174, 566 S.E. 2d 851 (2002), in support of its contention that its confidentiality agreement with Towers Perrin is governed by North Carolina law on confidentiality agreements. *QSP,* however, involved an employment agreement, which was specifically designed to protect the core business practices of the employer, a candy sales company. Towers Perrin, however, which BAC asserts could bring an action for breach of a confidentiality agreement under North Carolina law, clearly has no core business practices at stake in any disclosure of the amounts it receives from BAC for compensation consulting services. Moreover, Towers Perrin has already consented to exactly the same disclosures at Time Warner Corporation.[2]

B. If the Commission accepts the legal opinion of the Company, Proponent will promptly amend the Proposal to bar any action against the Company for breach of a confidentiality agreement.

BAC maintains that upon adoption of the Proposal, Towers Perrin could commence an action for breach of contract. If the Commission accepts the legal opinion of the Company, Proponent will promptly amend the proposal as described above to prevent any action by Towers Perrin for breach of contract.

The Company, however, has provided no evidence of the existence of a confidentiality agreement with Towers Perrin. There is no documentation by way of attachments to the Company's letter, for example. In addition, the Company has not provided any evidence to support its statement that "Towers Perrin has expressly indicated its view that the subject fee information is covered by the confidentiality provisions of the agreement." Finally, Towers Perrin has already agreed to the same fee disclosures at Time Warner Corporation as are specified in the Proposal. The Company has not explained why it does not have the same contractual arrangement with respect to confidentiality that Time Warner, Inc. has with Towers Perrin.

---

[2] Id.

The Company cites *The Goldfield Corporation*, 2001 SEC No-Act. LEXIS 452 (March 28, 2001), and *Pico Products*, 1992 SEC No-Act LEXIS 933 (September 23, 1992), in support of its argument that the Proposal should be excluded from the BAC Proxy. Yet each of these Commission decisions actually denied the No-Action Letters sought by the companies and, instead, required the companies to permit the proponents to revise the proposals to prevent any possible violation of state law.

Hudson United Bancorp, 2005 SEC No-Act. LEXIS 321 (March 2, 2005), and *NetCurrents*, 2001 SEC No-Act. LEXIS 589 (June 1, 2001), while granting the requested No-Action Letters, were each cases in which the state law at issue applied to specific employment contracts which were attached to each company's letter to the Commission in support of the arguments made. BAC has made no such submission here.

III. The Company has failed to substantially implement the Proposal because all it has done is disclose the fact that it has retained Towers Perrin as a compensation consultant.

The Company argues that it has substantially implemented the Proposal. But an examination of BAC's 2007 Proxy reveals little more than an acknowledgment that Towers Perrin is BAC's compensation consultant:

> In October 2006, the [Compensation] Committee hired Towers Perrin.... Towers Perrin provides other services to us in the areas of global retirement and healthcare benefits, for which the Committee has oversight responsibility. Towers Perrin also provides a small amount of services to us in other areas. The Committee took these services into account when it retained Towers Perrin to serve as its compensation consultant and concluded that these other relationships with us would not interfere with Towers Perrin's ability to provide independent advice.[3]

By contrast, the Proposal requests BAC to:

1) Disclose whether any member of the Company's senior management participated in the process of either selecting or hiring the Compensation Consultant;

2) Disclose the total fees received by the Compensation Consultant for services performed for the Board or the Board's compensation committee and the total fees received for services performed for the Company or an affiliate of the Company by the Compensation Consultant, or an affiliate of the Compensation Consultant, other than those performed for the Board or the Board's compensation committee; and

[3] Schedule 14A, Bank of America Corporation (March 19, 2007).

3) Disclose the steps that the Board or the Board's compensation committee has taken to address potential conflicts of interest that may arise when a Compensation Consultant, or an affiliate of a Compensation Consultant, is also retained by the Company, by an affiliate of the Company, or by the Company's senior executive officers for services other than those performed for the Board or the Board's compensation committee.

The Company has done nothing but disclose the fact that Towers Perrin is BAC's compensation consultant and its conclusion that Towers Perrin's other work for BAC "would not interfere with Towers Perrin's ability to provide independent advice."[4]

In its Request to the Commission for a No-Action Letter based upon Rule 14a-8(i)(10), BAC repeats its previously stated view that:

> The Corporation does not believe the Commission or the Division would expect or require a company to violate state law to satisfy the substantially implemented standard under Rule 14a-8(i)(10).

While it is doubtful that the Company's legal opinion meets the requirements of Rule 14a-8(j)(2)(iii), Proponent submits that even if the Commission were to conclude that the Company had met the requirements of Rule 14a-8(j)(2)(iii), the Company has offered no evidence to support its claim that it has substantially implemented the Proposal. The mere statement that it has retained Towers Perrin is by no means a substantial implementation of the Proposal. None of the three elements described in the Proposal for disclosure have been implemented in any way whatsoever. Indeed, if the Proposal needs to be amended, Proponents had agreed to do so. In that case, the Company still has failed to substantially implement the Proposal.

IV. Conclusion

The Bank of America has failed to meet its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(g).

The Proposal does not violate Rule 14a-8(i)(2) and Rule 14a-8(i)(6). It would not violate North Carolina law because, if the Commission so decides, Proponent will promptly amend the Proposal so that it does not apply to any existing contract between the Company and Towers Perrin, a company that has already agreed to identical disclosures at Time Warner, Inc.

A review of the Company's 2007 Proxy demonstrates that it has not substantially implemented the Proposal. It may not be excluded under Rules 14a-8(i)(10) and 14a-8(j).

---

[4] Id.

Consequently, since BAC has failed to meet its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(g), the Proposal should come before the Bank of America's shareholders at the 2008 Annual Meeting.

If you have any questions or need additional information, please do not hesitate to call me at 202-637-5335. I have enclosed six copies of this letter for the Staff and I am sending a copy to Counsel for the Company.

Sincerely,

Robert E. McGarrah, Jr.
Counsel
Office of Investment

REM/ms
opeiu #2, afl-cio

cc: Andrew A. Gerber, Hunton & Williams

HUNTON & WILLIAMS

HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA 28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

ANDREW A. GERBER
DIRECT DIAL: 704-378-4718
EMAIL: agerber@hunton.com

FILE NO: 46123.74

February 20, 2008

RULE 14a-8

BY ELECTRONIC MAIL and OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
101 F. Street, N.E.
Washington, DC 20549

**Re: Stockholder Proposal Submitted by AFL-CIO Reserve Fund
Response to Proponent's Letter Dated February 14, 2008**

Ladies and Gentlemen:

By letter dated December 26, 2007 (the "Initial Request"), pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as counsel to Bank of America Corporation, a Delaware corporation (the "Corporation"), we requested confirmation that the staff of the Division of Corporation Finance (the "Division") would not recommend enforcement action if the Corporation omitted from its proxy materials for the Corporation's 2008 Annual Meeting of Stockholders (the "2008 Annual Meeting") for the reasons set forth therein, a proposal and supporting statement (the "Proposal") from the AFL-CIO Reserve Fund (the "Proponent"). In the Initial Request, the Corporation indicated its belief that the Proposal could be properly omitted from the proxy materials for the 2008 Annual Meeting pursuant to Rule 14a-8(i)(2), Rule 14a-8(i)(6) and Rule 14a-8(i)(10). A copy of the Initial Request is attached hereto as **Exhibit A**. The statements of fact included herein represent our understanding of such facts.

The Proposal requests that the Corporation's Board of Directors disclose the "Company's relationships with any consultant retained to advise the Board or the Board's compensation committee on executive compensation matters . . . ." The Proposal identifies three specific areas that should be addressed by the Corporation as follows: (1) senior management participation in the process of selecting or hiring the compensation consultant, (2) steps taken to address potential conflicts of interest that may arise in connection with such services and (3) fees paid to the compensation consultant for services provided to the Board of Directors or its Compensation Committee, or otherwise.

By letter dated February 14, 2008, the Proponent submitted a letter (the "Response Letter") to the Division responding to the arguments presented by the Corporation in the Initial Request. A copy of the Response Letter is attached hereto as **Exhibit B**. A copy of this letter is being sent to the Proponent.

By this letter, the Corporation would like to address several of the points raised in the Response Letter. For convenience, the matters discussed herein are presented based upon the page number and relevant heading provided in the Response Letter.

Page One. Introduction.

The Proponent asserts that it is "unclear whether BAC has complied with Rule 14a-8(j)(2)(iii), which requires that a company seeking to exclude a proposal as a violation of Rule 14a-8(i)(2) must provide a supporting opinion of counsel that compliance would violate state law." This is statement has no merit. The Initial Request states the following "[t]o the extent required by Rule 14a-8(j)(iii), this letter shall serve as an opinion of counsel. I am licensed to practice in the States of Maryland and North Carolina." In addition, the Initial Request states that "it is my opinion that the implementation of the Proposal would require the Corporation to breach unilaterally its contractual obligations and confidentiality obligations, in violation of North Carolina law, and the Proposal is, therefore, excludable under Rules 14a-8(i)(2) and 14a-8(i)(6)." There is no requirement that the opinion of counsel be set forth on a separate piece of paper.

The legal opinion is given by an attorney licensed to practice law in the jurisdiction in which the relevant law is at issue (i.e., North Carolina law). The legal opinion does not make any assumptions about the Proposal that are not called for by the language of the Proposal, nor does it make any other assumptions that eviscerate the weight or reliability of the legal opinion. The law underlying the legal opinion is well settled, and the legal opinion is supported by relevant precedent. *Most notably*, the Proponent offers no contrary legal opinion that would question the validity or reliability of the legal opinion. *See Question E of Staff Legal Bulletin No. 14B (CF) Shareholder Proposals* (September 15, 2004). Instead, the Proponent eagerly offers to amend the Proposal.

The Proponent also complains that the legal opinion is not valid because the Corporation does not produce the agreement between the Corporation and Towers Perrin. I am not aware of any such document production requirement under Rule 14a-8(i)(2) or Rule 14a-8(j)(2)(iii). The Corporation and Towers Perrin have executed a written agreement that governs their business relationship. That agreement includes a confidentiality provision that prohibits the Corporation from unilaterally disclosing certain information, including the fees paid or payable by the Corporation to Towers Perrin for services it provides under the agreement. Contrary to the Proponent's implication, the agreement and its confidentiality provisions do, in fact, exist.

Page Two. The Proposal would not violate North Carolina law if the Proponent is permitted to amend it so that it does not violate North Carolina law.

The Proponent argues that the Proposal would not violate North Carolina law if the Proponent is permitted to amend it in a manner so that it does not violate North Carolina law. We are unable to refute this logic; however, the Proponent's desire to amend the Proposal does not change the fact that the Proposal, as written, would cause the Corporation to violate North Carolina law.

Page Three. North Carolina case citations are inappropriate.

The cases cited are appropriate. The cases were cited because they set forth the elements of certain causes of action under North Carolina law. The cases clearly establish that in North Carolina the elements of a claim for breach of contract are (1) existence of a valid contract and (2) breach of the terms of that contract. Likewise, the elements of a claim for breach of a confidentiality agreement are (1) existence of a valid confidentiality agreement and (2) breach of the terms of that confidentiality agreement.

A valid contractual agreement exists between the Corporation and Towers Perrin that includes a confidentiality agreement. In my legal opinion, as previously stated in Initial Request, implementation of the Proposal would result in the Corporation's breach of its contractual agreement with Towers Perrin pursuant to the agreement's confidentiality provisions, causing a violation of North Carolina law.

Page Three. The Proponent will amend the Proposal to "bar any action against the Company for breach of a confidentiality agreement."

The Proponent offers to amend the Proposal "to prevent any action by Towers Perrin for breach of contract." It is unclear how the Proponent can "bar" Towers Perrin from taking any action. The Proponent does not offer any language to clarify how it will control the actions of Towers Perrin. Again, the Proponent implies that the Corporation is fabricating the existence of a confidentiality agreement between the Corporation and Towers Perrin when it states that the Corporation "has provided no evidence of the existence of a confidentiality agreement with Towers Perrin." As previously stated above and in the Initial Request, the agreement in question exists.

The Proponent refers to Time Warner Corporation numerous times. However, the contractual or other relationship between Time Warner Corporation and Towers Perrin is wholly irrelevant to the relationship between the Corporation and Towers Perrin.

The Proponent argues that it should be permitted an opportunity to cure. Typically, opportunities to cure arise in the context of employment agreements or executive compensation arrangements where both parties are related to the company. In the present case, Towers Perrin is an unrelated third party service provider. In the context of such third-party agreements, an opportunity to cure is not appropriate. In addition, the Proponent raises the false requirement that the Corporation must produce the contract to rely on Rule 14a-8(i)(2). This is simply not the case.

Page Four. The Company has failed to substantially implement the Proposal.

The Initial Request provides a detailed discussion of how the Proposal has been implemented (to the extent its implementation would not violate North Carolina law). The Proponent offers little support for its conclusion to the contrary.

* * * * * *

On the basis of the foregoing and on behalf of the Corporation, we respectfully request the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2008 Annual Meeting. Based on the Corporation's timetable for the 2008 Annual Meeting, a response from the Division at its earliest convenience would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 704-378-4718 or, in my absence, Teresa M. Brenner, Associate General Counsel, at 704-386-4238.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Andrew A. Gerber

cc: Teresa M. Brenner
Robert E. McGarrah, Jr.

HUNTON & WILLIAMS

HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA 28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

ANDREW A. GERBER
DIRECT DIAL: 704-378-4718
EMAIL: agerber@hunton.com

FILE NO: 46123.74

December 26, 2007

Rule 14a-8

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by the AFL-CIO Reserve Fund

Ladies and Gentlemen:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as counsel to Bank of America Corporation, a Delaware corporation (the "Corporation"), we request confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits from its proxy materials for the Corporation's 2008 Annual Meeting of Stockholders (the "2008 Annual Meeting") for the reasons set forth herein, the proposal described below. The statements of fact included herein represent our understanding of such facts.

GENERAL

The Corporation has received a proposal and supporting statement dated October 26, 2007 (the "Proposal") from the AFL-CIO Reserve Fund (the "Proponent") for inclusion in the proxy materials for the Corporation's 2008 Annual Meeting of Stockholders (the "2008 Annual Meeting"). The Proposal is attached hereto as **Exhibit A**. The 2008 Annual Meeting is scheduled to be held on or about April 23, 2008. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 19, 2008.

Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal; and

2. Six copies of the Proposal.

To the extent required by Rule 14a-8(j)(iii), this letter shall serve as an opinion of counsel. I am licensed to practice in the States of Maryland and North Carolina.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2008 Annual Meeting.

SUMMARY OF PROPOSAL

The Proposal requests that the Corporation's Board of Directors disclose the "Company's relationships with any consultant retained to advise the Board or the Board's compensation committee on executive compensation matters . . . ." The Proposal identifies three specific areas that should be addressed by the Corporation as follows: (1) senior management participation in the process of selecting or hiring the compensation consultant, (2) steps taken to address potential conflicts of interest that may arise in connection with such services and (3) fees paid to the compensation consultant for services provided to the Board of Directors or its Compensation Committee, or otherwise.

REASONS FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2008 Annual Meeting pursuant to Rules 14a-8(i)(2), (i)(6) and (i)(10). The Proposal may be excluded pursuant to Rule 14a-8(i)(2) and Rule 14a-8(i)(6) because the Proposal, if implemented, would cause the Corporation to violate the law, and, accordingly, the Corporation lacks the authority to implement the Proposal. In addition, the Proposal may be excluded pursuant to Rule 14a-8(i)(10) because it has been substantially implemented.

1. The Corporation may omit the Proposal pursuant to Rules 14a-8(i)(2) and 14a-8(i)(6) because the Proposal, if implemented, would cause the Corporation to violate North Carolina law, and, accordingly, the Corporation lacks the authority to implement the Proposal.

Rule 14a-8(i)(2) permits a company to exclude a proposal if the proposal would cause the company to violate state law. Rule 14a-8(i)(6) permits a registrant to omit a proposal from its proxy materials if, upon passage, "the company would lack the power or authority to implement the proposal." As disclosed in the Corporation's proxy materials for its 2007 Annual Meeting of Stockholders (the "2007 Annual Meeting"), the Corporation's compensation consultant is Towers Perrin. Towers Perrin continues to serve in that role. The Corporation and Towers Perrin have executed a written agreement that governs their business relationship. That agreement includes a confidentiality provision that prohibits the Corporation from unilaterally disclosing certain information, including the fees paid or payable by the Corporation to Towers Perrin for services it provides under the agreement.

The agreement is governed by North Carolina law. In North Carolina, the elements of a claim for breach of contract are (1) existence of a valid contract and (2) breach of the terms of that contract. Likewise, the elements of a claim for breach of a confidentiality agreement are (1) existence of a valid confidentiality agreement and (2) breach of the terms of that confidentiality agreement. *See Poor v. Hill*, 138 N.C. App. 19, 26, 530 S.E.2d 838, 843 (2000) (plaintiff stated a claim for breach of contract where Department of Correction failed to maintain confidentiality of personnel file pursuant to prior settlement agreement); *QSP, Inc. v. Hair*, 152 N.C. App. 174, 566 S.E.2d 851 (2002) (denial of preliminary injunction was error as the chocolate salesman used proprietary information and solicited and contracted with schools that he had serviced while working for the corporation, in violation of his confidentiality agreement). The law in North Carolina is well settled.

If implemented, the Proposal would require the Corporation to unilaterally disclose confidential information (i.e., the fees paid to Towers Perrin) in breach of its contractual obligations to maintain confidentiality under the agreement, in violation of North Carolina law. The Corporation cannot compel Towers Perrin to consent to disclosure of any confidential information. In addition, Towers Perrin has expressly indicated its view that the subject fee information is covered by the confidentiality provisions of the agreement. The Division has consistently permitted the exclusion of stockholder proposals pursuant to Rules 14a-8(i)(2) and 14a-8(i)(6), and the predecessor to such rules, Rules 14a-8(c)(2) and 14a-8(c)(6), if the proposals would require the company to breach existing contractual obligations or otherwise violate the law. *See Hudson United Bancorp* (March 2, 2005); *NetCurrents, Inc.* (June 1, 2001); *The Goldfield Corporation* (March 28, 2001); *CoBancorp Inc.* (February 22, 1996); and *Pico Products, Inc.* (September 23, 1992).

Accordingly, it is my opinion that the implementation of the Proposal would require the Corporation to breach unilaterally its contractual obligations and confidentiality obligations, in violation of North Carolina law, and the Proposal is, therefore, excludable under Rules 14a-8(i)(2) and 14a-8(i)(6).

2. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(10) because it has been substantially implemented.

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2008 Annual Meeting pursuant to Rule 14a-8(i)(10), which permits the omission of a shareholder proposal if "the company has already substantially implemented the proposal." The "substantially implemented" standard replaced the predecessor rule, which allowed the omission of a proposal that was "moot." *See Exchange Act Release No. 34-40018* (May 21, 1998) ("*1998 Release*"). The Commission has made explicitly clear that a proposal ***need not be "fully effected"*** by the company to meet the substantially implemented standard under Rule 14a-8(i)(10). *See 1998 Release* (confirming the Commission's position in the *Exchange Act Release No. 34-20091* (August 16, 1983) ("*1983 Release*")). In the *1983 Release*, the Commission noted that the "previously formalistic application [(i.e., a "fully-implemented" interpretation that required line-by-line compliance by companies)] of [Rule 14a-8(i)(10)] defeated its purpose." As discussed above in Section 1 of this letter, implementation of a portion of the Proposal would require the Corporation to violate North Carolina law. The Corporation does not believe the Commission or the Division would expect or require a company to violate the law to satisfy the substantially implemented standard under Rule 14a-8(i)(10). Other than the portions of the Proposal that would require the Corporation to violate the law, the Corporation has substantially implemented the Proposal.

The Proposal seeks additional disclosure regarding the Corporation's relationship with its executive compensation consultants. The Proposal has three main disclosure requirements: (i) senior management's role in the process of selecting or hiring the compensation consultant (the "First Prong"), (ii) the steps taken by the Board of Directors or the Compensation Committee of the Board of Directors to address potential conflicts of interest that may arise if the compensation consultant (or its affiliates) is retained to provide services other than to the Board of Directors or the Compensation Committee of the Board of Directors (the "Second Prong") and (iii) the total fees paid to the compensation consultant (or its affiliates) for services provided to each of (a) the Board of Directors and (b) the Corporation or its affiliates, other than services provided in (iii)(a) (the "Third Prong"). The Corporation believes that through (i) compliance with the disclosure rules adopted by the Commission, (ii) additional voluntary public disclosure in its proxy statement and (iii) public disclosure of the Compensation Committee charter, the Corporation has substantially implemented the Proposal. The relevant excerpt of the Compensation Committee charter and a link to the complete charter is attached hereto as **Exhibit B**. The primary focus of the Proposal is the disclosure of certain information. The means of disclosure, whether in a special report, on a website or in a proxy statement, is not particularly relevant to the analysis.

The Corporation has substantially implemented the First Prong of the Proposal. Under Item 407(e)(3)(iii) of Regulation S-K ("Item 407(e)"), the Corporation must disclose, among other things, the identity of each consultant hired to assist in the determination of executive compensation and whether each such consultant was engaged directly by the compensation committee (or persons performing the equivalent functions) or ***any other person.*** The Compensation Committee charter, which is publicly available on the Corporation's website, states that the "Committee shall have the ***sole authority and responsibility*** to approve the engagement of compensation consultants to assist the Committee in the evaluation of director, chief executive officer or senior executive compensation and benefits . . ." This information was clearly stated in the Corporation's proxy statement for the 2007 Annual Meeting and is expected to be stated in proxy statements for future annual meetings. The Compensation Committee has sole authority and responsibility to engage compensation consultants--senior management has no role or authority in the process. All of this is publicly disclosed.

The Corporation has substantially implemented the Second Prong of the Proposal. Under its charter, the Compensation Committee must determine, in its business judgment, that any compensation consultants have no relationship to the Corporation that would interfere with the exercise of their independent judgment. If the compensation consultants provide services to the Corporation other than in connection with the evaluation of director, chief executive officer or senior executive compensation and benefits, the Compensation Committee must approve the annual amount of aggregate fees permitted for such other services. To ensure that the Compensation Committee is aware of all services provided by compensation consultants, the Corporation's management must report to the Compensation Committee at least annually regarding all services performed by and fees paid to any compensation consultant. In addition, in the Corporation's proxy materials for the 2007 Annual Meeting of Stockholders, the Corporation provided disclosure regarding the scope of the work provided by the compensation consultant to the Compensation Committee or otherwise and the steps taken by the Compensation Committee to address any potential conflicts. The relevant excerpt from the proxy materials for the 2007 Annual Meeting is also attached as a part of **Exhibit B**. As disclosed, the Compensation Committee gathers information regarding the services provided by the consultant, evaluates the scope and nature of such services, evaluates the independence of the consultant (based on these services and any relationship with management) and the consultant's ability to provide independent advice, and separately approves fees to be paid to the consultant for all services. Based on the foregoing, the Corporation already discloses the steps taken by the Compensation Committee to address potential conflicts of interest that may arise if the compensation consultant (or its affiliates) is retained to provide services other than to the Board of Directors or the Compensation Committee of the Board of Directors.

The Third Prong requires the disclosure of confidential information regarding the fees paid or payable to the compensation consultant. As discussed in Section 1 of this letter, implementation of the Third Prong would require the Corporation to violate North Carolina law. As noted above, the

Corporation does not believe the Commission or the Division would expect or require a company to violate the law in order to satisfy the substantially implemented standard under Rule 14a-8(i)(10).

The Division has consistently found proposals excludable under Rule 14a-8(i)(10) when they were substantially implemented. *See Wal-Mart Stores, Inc.* (March 28, 2007) ("*Wal-Mart*") (permitting exclusion of a proposal seeking disclosure of the company's relationships with its executive compensation consultants or firms, including the matters specified in the proposal because it was already substantially required under Regulation S-K); *Verizon Communications Inc.* (February 21, 2007) (permitting the exclusion of a proposal seeking disclosure of the material terms of all relationships between each director nominee deemed to be independent and the company, or any of its executive officers, that were considered by the board in determining whether such nominee was independent because it was already substantially required under Regulation S-K); *Texaco Inc.* (March 29, 1991); and *Columbia/HCA Healthcare Corp.* (February 19, 1998). As was the case in *Wal-Mart*, while the Proponent may provide supplemental arguments regarding what it did or did not intend to request or nuanced variations on the Proposal's intent, it is clear that the particular policies, practices and procedures currently followed and proposed by the Corporation compare very favorably with the guidelines of the Proposal. Precedent does not support the concept that a company would be required to violate the law in order to satisfy the substantially implemented standard under Rule 14a-8(i)(10).

To the extent legally permitted, the Corporation has substantially implemented the Proposal. For this reason, the Proposal may be omitted from its proxy materials for the 2008 Annual Meeting pursuant to Rule 14a-8(i)(10).

CONCLUSION

On the basis of the foregoing and on behalf of the Corporation, we respectfully request the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2008 Annual Meeting. Based on the Corporation's timetable for the 2008 Annual Meeting, a response from the Division by February 3, 2008 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 704-378-4718 or, in my absence, Teresa M. Brenner, Associate General Counsel of the Corporation, at 704-386-4238.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Andrew A. Gerber

cc: Teresa M. Brenner
Daniel F. Pedrotty

Shareholder Proposal

RESOLVED, that the shareholders of Bank of America Corporation (the "Company") urge the board of directors (the "Board") to disclose in a separate report to shareholders the Company's relationships with any consultant retained to advise the Board or the Board's compensation committee on executive compensation matters (each, a "Compensation Consultant"). With respect to each Compensation Consultant, the report should:

1) Disclose whether any member of the Company's senior management participated in the process of either selecting or hiring the Compensation Consultant;

2) Disclose the total fees received by the Compensation Consultant for services performed for the Board or the Board's compensation committee and the total fees received for services performed for the Company or an affiliate of the Company by the Compensation Consultant, or an affiliate of the Compensation Consultant, other than those performed for the Board or the Board's compensation committee;

3) Disclose the steps that the Board or the Board's compensation committee has taken to address potential conflicts of interest that may arise when a Compensation Consultant, or an affiliate of a Compensation Consultant, is also retained by the Company, by an affiliate of the Company, or by the Company's senior executive officers for services other than those performed for the Board or the Board's compensation committee.

Supporting Statement

In our opinion, there has been increasing concern regarding the role compensation consultants may play in escalating executive pay. Specifically, we believe the independence of compensation consultants is an important factor in determining how senior executives are compensated. Regarding the selection of compensation consultants, one study observes that, "CEOs have often been involved in the selection process" (Bebchuk and Fried, "Pay Without Performance," 2004). The authors add that, "Even if the CEO has not been involved [in the selection process], the chosen consultant has understood that a recommendation that displeases the CEO may pre-empt the consultant's future employment."

In our view, the independence of compensation consultants can be compromised by additional business relationships. According to an April 9, 2006 *New York Times* article, compensation consultants "are often motivated to produce big paydays for managers. After all, the boss can hand their company lucrative contracts down the road." In 2007, the U.S. House of Representatives' Committee on Oversight and Government Reform began investigating whether major U.S. consulting firms that provide pay advice to boards of directors also perform other services for company managers that may compromise their independence.

According to a study by The Corporate Library, an authority on corporate governance, compensation consultants are associated with companies that pay at levels higher than the market median. Further, these higher levels of pay are in general not associated with higher levels of shareholder return (*The Effect of Compensation Consultants*, The Corporate Library, 2007).

Given these concerns, we believe that requiring disclosure of relationships that may compromise the independence of the Company's Compensation Consultant will help ensure that executive compensation decisions are rendered independently and in the best interests of shareholders.

EXHIBIT B

Excerpt From Compensation Committee Charter

The Committee may retain special legal or compensation consultants to advise the Committee. The Committee shall have the sole authority and responsibility to approve the engagement of compensation consultants to assist the Committee in the evaluation of director, chief executive officer or senior executive compensation and benefits ("Independent Consultants"). The Committee shall determine, in its business judgment, that any Independent Consultants have no relationship to Bank of America that would interfere with the exercise of their independent judgment. If the Independent Consultants provide services to Bank of America other than in connection with the evaluation of director, chief executive officer or senior executive compensation and benefits, the Committee shall approve the annual amount of aggregate fees permitted for such other services. The Chairperson of the Committee may approve changes to the engagement with the Independent Consultants previously approved by the Committee, in which case the Chairperson shall report any such changes to the Committee at its next scheduled meeting. Management shall report to the Committee at least annually regarding all services performed by and fees paid to any Independent Consultant.

Link to the complete Compensation Committee Charter:

http://media.corporate-ir.net/media_files/irol/71/71595/corpgov/Compensation_Charter_1_07.pdf

Excerpt from 2007 Annual Meeting Proxy Statement

In addition to possessing the necessary skill, experience and resources to meet our needs, the consultant must have no relationship with us that would interfere with its ability to provide independent advice. The Committee reviews any relationships between management and the consultant, as well as the amount of work performed for us by the consultant in areas other than executive officer and director compensation. Given that there are a limited number of compensation consultants with the broad skills, experience and resources necessary to support a company of our size and global scope, the Committee believes that its compensation consultant may have other relationships with us, so long as those relationships do not interfere with its ability to provide independent advice. If the compensation consultant provides services to us other than in connection with the evaluation of director, chief executive officer or senior executive compensation and benefits, the Committee will approve the annual amount of aggregate fees permitted for such other services.

. . . .

Towers Perrin provides other services to us in the areas of global retirement and healthcare benefits, for which the Committee has oversight responsibility. Towers Perrin also provides a small amount of services to us in other areas. The Committee took these services into account when it retained Towers Perrin to serve as its compensation consultant and concluded that these other relationships with us would not interfere with Towers Perrin's ability to provide independent advice. The Committee has approved an annual amount of aggregate fees for Towers Perrin for all services, and at least annually the Committee will review the services performed by, and the actual fees paid to, the firm.

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

February 14, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Bank of America Corporation's Request to Exclude Proposal Submitted by the AFL-CIO Reserve Fund

Dear Sir/Madam:

This letter is submitted in response to the claim of Bank of America Corporation ("BAC" or the "Company"), by letter dated December 26, 2007, that it may exclude the shareholder proposal ("Proposal") of the AFL-CIO Reserve Fund ("Fund" or the "Proponent") from its 2008 proxy materials.

I. Introduction

Proponent's Proposal to BAC urges the board of directors to report on the Company's relationships with any compensation consultant retained to advise the Board or the Compensation Committee on executive compensation matters and to:

1) Disclose whether any member of the Company's senior management participated in the process of either selecting or hiring the Compensation Consultant;

2) Disclose the total fees received by the Compensation Consultant for services performed for the Board or the Board's compensation committee and the total fees received for services performed for the Company or an affiliate of the Company by the Compensation Consultant, or an affiliate of the Compensation Consultant, other than those performed for the Board or the Board's compensation committee; and

3) Disclose the steps that the Board or the Board's compensation committee has taken to address potential conflicts of interest that may arise when a Compensation Consultant, or an affiliate of a Compensation Consultant, is also retained by the Company, by an affiliate of the Company,

or by the Company's senior executive officers for services other than those performed for the Board or the Board's compensation committee.

The Company has requested the Commission's approval to exclude the Proposal, arguing that it:

- would cause BAC to violate North Carolina law, despite the fact that BAC's compensation consultant, Towers Perrin, has already agreed to the same disclosure requested by the Proponent at another large company, Time Warner Corporation, [1] which, like BAC is also incorporated in Delaware [Rule 14a-8(i)(2) and Rule 14a-8(i)(6)]; and

- has been substantially implemented, even though the BAC proxy for 2007 discloses no information other than a statement that Towers Perrin provides both executive compensation and "other services to us in the areas of global retirement and healthcare benefits" [Rule 14a-8(i)(10)].

It is unclear whether BAC has complied with Rule 14a-8(j)(2)(iii), which requires that a company seeking to exclude a proposal as a violation of Rule 14a-8(i)(2) must provide a supporting opinion of counsel that compliance with the Proposal would violate state law. BAC states its conclusion that its "agreement [with Towers Perrin] includes a confidentiality provision that prohibits the Corporation from unilaterally disclosing certain information, including the fees paid or payable by the Corporation to Towers Perrin for services it provides under the agreement." The Company neither provides a copy of its agreement with Towers Perrin, nor does it quote the relevant text of that agreement. Moreover, its conclusions of law are not supported by the cases it cites.

Should the Commission conclude, however, that BAC has, in fact, complied with Rule 14a-8(j)(2)(iii), Proponent hereby requests that it be offered an opportunity to revise the Proposal to cure the defect raised by the Company. Specifically, the Proposal will be revised to state that each of the requested elements to be disclosed shall become available in a report to shareholders upon the expiration of any compensation consultant agreement which presently prohibits such disclosure.

II. The Proposal would not violate North Carolina law because, if need be, Proponent will promptly amend it to bar any cause of action for breach of a confidentiality agreement by Towers Perrin, a company that has already agreed to identical disclosures at Time Warner, Inc.

[1] Time Warner Corporation, Def. 14 A, pp. 56-57.

A. North Carolina cases cited by counsel for the Company are inapposite.

The Company cites *Poor v. Hill,* 138 N.C. App. 19, 26, 530 S.E. 2d 838,843 (2000), in support of its assertion that North Carolina law requires both the existence of a valid confidentiality agreement and a breach of the terms of that agreement in any action for breach of a confidentiality agreement. Yet there is no mention of such a cause of action in this case, which, instead, involved an action for breach of a contract for the sale of real property.

The Company also cites *QSP, Inc. v. Hair*, 152 N.C. App. 174, 566 S.E. 2d 851 (2002), in support of its contention that its confidentiality agreement with Towers Perrin is governed by North Carolina law on confidentiality agreements. *QSP*, however, involved an employment agreement, which was specifically designed to protect the core business practices of the employer, a candy sales company. Towers Perrin, however, which BAC asserts could bring an action for breach of a confidentiality agreement under North Carolina law, clearly has no core business practices at stake in any disclosure of the amounts it receives from BAC for compensation consulting services. Moreover, Towers Perrin has already consented to exactly the same disclosures at Time Warner Corporation.[2]

B. If the Commission accepts the legal opinion of the Company, Proponent will promptly amend the Proposal to bar any action against the Company for breach of a confidentiality agreement.

BAC maintains that upon adoption of the Proposal, Towers Perrin could commence an action for breach of contract. If the Commission accepts the legal opinion of the Company, Proponent will promptly amend the proposal as described above to prevent any action by Towers Perrin for breach of contract.

The Company, however, has provided no evidence of the existence of a confidentiality agreement with Towers Perrin. There is no documentation by way of attachments to the Company's letter, for example. In addition, the Company has not provided any evidence to support its statement that "Towers Perrin has expressly indicated its view that the subject fee information is covered by the confidentiality provisions of the agreement." Finally, Towers Perrin has already agreed to the same fee disclosures at Time Warner Corporation as are specified in the Proposal. The Company has not explained why it does not have the same contractual arrangement with respect to confidentiality that Time Warner, Inc. has with Towers Perrin.

[2] Id.

The Company cites *The Goldfield Corporation*, 2001 SEC No-Act. LEXIS 452 (March 28, 2001), and *Pico Products*, 1992 SEC No-Act LEXIS 933 (September 23, 1992), in support of its argument that the Proposal should be excluded from the BAC Proxy. Yet each of these Commission decisions actually denied the No-Action Letters sought by the companies and, instead, required the companies to permit the proponents to revise the proposals to prevent any possible violation of state law.

Hudson United Bancorp, 2005 SEC No-Act. LEXIS 321 (March 2, 2005), and *NetCurrents*, 2001 SEC No-Act. LEXIS 589 (June 1, 2001), while granting the requested No-Action Letters, were each cases in which the state law at issue applied to specific employment contracts which were attached to each company's letter to the Commission in support of the arguments made. BAC has made no such submission here.

III. The Company has failed to substantially implement the Proposal because all it has done is disclose the fact that it has retained Towers Perrin as a compensation consultant.

The Company argues that it has substantially implemented the Proposal. But an examination of BAC's 2007 Proxy reveals little more than an acknowledgment that Towers Perrin is BAC's compensation consultant:

> In October 2006, the [Compensation] Committee hired Towers Perrin.... Towers Perrin provides other services to us in the areas of global retirement and healthcare benefits, for which the Committee has oversight responsibility. Towers Perrin also provides a small amount of services to us in other areas. The Committee took these services into account when it retained Towers Perrin to serve as its compensation consultant and concluded that these other relationships with us would not interfere with Towers Perrin's ability to provide independent advice.[3]

By contrast, the Proposal requests BAC to:

1) Disclose whether any member of the Company's senior management participated in the process of either selecting or hiring the Compensation Consultant;

2) Disclose the total fees received by the Compensation Consultant for services performed for the Board or the Board's compensation committee and the total fees received for services performed for the Company or an affiliate of the Company by the Compensation Consultant, or an affiliate of the Compensation Consultant, other than those performed for the Board or the Board's compensation committee; and

[3] Schedule 14A, Bank of America Corporation (March 19, 2007).

3) Disclose the steps that the Board or the Board's compensation committee has taken to address potential conflicts of interest that may arise when a Compensation Consultant, or an affiliate of a Compensation Consultant, is also retained by the Company, by an affiliate of the Company, or by the Company's senior executive officers for services other than those performed for the Board or the Board's compensation committee.

The Company has done nothing but disclose the fact that Towers Perrin is BAC's compensation consultant and its conclusion that Towers Perrin's other work for BAC "would not interfere with Towers Perrin's ability to provide independent advice."[4]

In its Request to the Commission for a No-Action Letter based upon Rule 14a-8(i)(10), BAC repeats its previously stated view that:

> The Corporation does not believe the Commission or the Division would expect or require a company to violate state law to satisfy the substantially implemented standard under Rule 14a-8(i)(10).

While it is doubtful that the Company's legal opinion meets the requirements of Rule 14a-8(j)(2)(iii), Proponent submits that even if the Commission were to conclude that the Company had met the requirements of Rule 14a-8(j)(2)(iii), the Company has offered no evidence to support its claim that it has substantially implemented the Proposal. The mere statement that it has retained Towers Perrin is by no means a substantial implementation of the Proposal. None of the three elements described in the Proposal for disclosure have been implemented in any way whatsoever. Indeed, if the Proposal needs to be amended, Proponents had agreed to do so. In that case, the Company still has failed to substantially implement the Proposal.

IV. Conclusion

The Bank of America has failed to meet its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(g).

The Proposal does not violate Rule 14a-8(i)(2) and Rule 14a-8(i)(6). It would not violate North Carolina law because, if the Commission so decides, Proponent will promptly amend the Proposal so that it does not apply to any existing contract between the Company and Towers Perrin, a company that has already agreed to identical disclosures at Time Warner, Inc.

A review of the Company's 2007 Proxy demonstrates that it has not substantially implemented the Proposal. It may not be excluded under Rules 14a-8(i)(10) and 14a-8(j).

---

[4]Id.

Consequently, since BAC has failed to meet its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(g), the Proposal should come before the Bank of America's shareholders at the 2008 Annual Meeting.

If you have any questions or need additional information, please do not hesitate to call me at 202-637-5335. I have enclosed six copies of this letter for the Staff and I am sending a copy to Counsel for the Company.

Sincerely,

Robert E. McGarrah, Jr.
Counsel
Office of Investment

REM/ms
opeiu #2, afl-cio

cc: Andrew A. Gerber, Hunton & Williams

HUNTON&
WILLIAMS

HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA 28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

ANDREW A. GERBER
DIRECT DIAL: 704-378-4718
EMAIL: agerber@hunton.com

FILE NO: 46123.74

February 25, 2008

RULE 14a-8

BY ELECTRONIC MAIL and OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
101 F. Street, N.E.
Washington, DC 20549

**Re: Stockholder Proposal Submitted by AFL-CIO Reserve Fund
Supplemental Materials of the Bank of America Corporation**

Ladies and Gentlemen:

By letter dated December 26, 2007 (the "Initial Request"), pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as counsel to Bank of America Corporation, a Delaware corporation (the "Corporation"), we requested confirmation that the staff of the Division of Corporation Finance (the "Division") would not recommend enforcement action if the Corporation omitted from its proxy materials for the Corporation's 2008 Annual Meeting of Stockholders (the "2008 Annual Meeting") for the reasons set forth therein, a proposal and supporting statement (the "Proposal") from the AFL-CIO Reserve Fund (the "Proponent"). In the Initial Request, the Corporation indicated its belief that the Proposal could be properly omitted from the proxy materials for the 2008 Annual Meeting pursuant to Rule 14a-8(i)(2), Rule 14a-8(i)(6) and Rule 14a-8(i)(10).

In further support of our view that the Proposal may be properly omitted from the proxy materials for the 2008 Annual Meeting, we are providing the relevant sections of the Consulting Services Agreement between the Corporation and Towers Perrin that would be breached if the Corporation were required to implement the Proposal. The relevant sections of the agreement are attached hereto as **Exhibit A**.

As previously noted, under North Carolina law, the elements of a claim for breach of contract are (1) existence of a valid contract and (2) breach of the terms of that contract. In addition, the elements of a claim for breach of a confidentiality agreement are (1) existence of a valid confidentiality agreement and (2) breach of the terms of that confidentiality agreement. A valid contractual agreement exists between the Corporation and Towers Perrin that includes a confidentiality agreement. In my legal opinion, as previously stated in Initial Request, implementation of the Proposal would result in the Corporation's breach of its contractual agreement with Towers Perrin pursuant to the agreement's confidentiality provisions, causing a violation of North Carolina law.

* * * * * *

On the basis of the foregoing and on behalf of the Corporation, we respectfully request the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2008 Annual Meeting. Based on the Corporation's timetable for the 2008 Annual Meeting, a response from the Division at its earliest convenience would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 704-378-4718 or, in my absence, Teresa M. Brenner, Associate General Counsel, at 704-386-4238.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Andrew A. Gerber

cc: Teresa M. Brenner
Robert E. McGarrah, Jr.

EXHIBIT A

BankofAmerica

Consulting Services Agreement

Agreement Number:	TOW-41725
Effective Date:	September 1, 2007
Expiration Date:	August 31, 2010
Company Name:	Towers, Perrin, Foster & Crosby, Inc., trading as Towers Perrin
Company Address:	One Stamford Plaza 263 Tresser Boulevard Stamford, CT 06901
Company Telephone:	(203) 326-5400

This CONSULTING SERVICES AGREEMENT ("Agreement") is entered into as of the Effective Date by and between Bank of America, N.A. ("Bank of America"), a national banking association, and the above-named Consultant, a Pennsylvania corporation, and consists of this signature page and the attached Terms and Conditions, Schedules, and all other documents attached hereto, which are incorporated in full by this reference.

Towers, Perrin, Forster & Crosby, Inc.
(Trading as Towers Perrin)
("Consultant")
By: E. W. S
Name: Eric W. Speer
Title: Managing Director, East Region
Date: 8/27/07

Address for Notices:
Morris Corporate Center II
Building F
One Upper Pond Road
Persippany, NJ 07054
ATTN: Mark Maselli
Telephone: 973-331-3503
Facsimile: 973-331-3504
Email: mark.maselli@towersperrin.com

Bank of America, N.A.
By: Ernest G. Taylor
Name: Ernie Taylor
Title: VP, Sourcing Manager
Date: 12/20/07
Negotiator: Ernie Taylor

Address for Notices: [Supply Chain Management Contact]
525 N. Tryon St
NC1-023-09-15
Charlotte, NC 28255

ATTN: Ernie Taylor
Agreement #: TOW-41725
Telephone: 704-386-6224
Facsimile: 704-387-0682
Email: ernest.g.taylor@bankofamerica.com

With a copy to:
Stacey Stone-Bennett
101 S. Tryon St.
NC1-002-29-01
Charlotte, NC 28255-0001

With a copy to:
Jim Chiperfield
901 W. Trade St.
NC1-003-09-11
Charlotte, NC 28255

16.0 CONFIDENTIALITY AND INFORMATION PROTECTION

16.1 The term "Confidential Information" shall mean this Agreement and all data, trade secrets, business information and other information of any kind whatsoever that a Party ("Discloser") discloses, in writing, orally, visually or in any other medium, to the other Party ("Recipient") or to which Recipient obtains access in connection with the negotiation and performance of this Agreement and that relates to Discloser or, in the case of Consultant, to Bank of America or its customers, employees, third-party vendors or licensors. Confidential Information includes Customer Information and Consumer Information, as defined in Section 1.0, Definitions. A "writing" shall include an electronic transfer of information by e-mail, over the Internet or otherwise.

16.2 Consultant acknowledges that Bank of America has a responsibility to its customers and other consumers using its services to keep Customer Information strictly confidential. Each of the Parties, as Recipient, hereby agrees that it will not, and will cause its Representatives, consultants, Affiliates and independent contractors not to disclose Confidential Information of the other Party, including Customer Information and Consumer Information, during or after the Term of this Agreement, other than on a "need to know" basis and then only to: (a) Affiliates of Bank of America, provided that such disclosure is permitted by the provisions of Section 27 below; (b) Recipient's employees or officers; (c) Affiliates of Recipient, its independent contractors at any level, agents and consultants, provided that all such persons are subject to a written confidentiality agreement that shall be no less restrictive than the provisions of this Section, and provided that in the case of Consultant's Confidential Information such disclosure is permitted by the provisions of Section 27 below; (d) pursuant to the exceptions set forth in 15 U.S.C 6802(e) and accompanying regulations, which disclosures are made in the ordinary course of business and (e) as required by law or as otherwise expressly permitted by this Agreement. Recipient shall not use or disclose Confidential Information of the other Party for any purpose other than to carry out this Agreement. Recipient shall treat Confidential Information of the other Party with no less care than it employs for its own Confidential Information of a similar nature that it does not wish to disclose, publish or disseminate, but not less than a reasonable level of care. Upon expiration or termination of this Agreement for any reason or at the written request of Bank of America during the term of this Agreement, Consultant shall contact Bank of America to discuss either the prompt return to Bank of America, or destruction of all Bank of America Confidential Information in the possession of Consultant or Consultant's Subcontractors, subject to and in accordance with the terms and provisions of this Agreement. Notwithstanding the foregoing, Consultant may keep one archival copy of Bank of America Confidential Information in order to substantiate Consultant's work. In addition, Consultant may keep backup copies of Bank of America Confidential information in accordance with Consultant's document retention and destruction policy.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 26, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bank of America Corporation
Incoming letter dated December 26, 2007

The proposal urges the board to disclose in a separate report the company's relationships with consultants retained to advise the board on executive compensation matters, and include information specified in the proposal.

There appears to be some basis for your view that Bank of America may exclude the proposal under rules 14a-8(i)(2) and 14a-8(i)(6). We note that in the opinion of your counsel, implementation of the proposal would require Bank of America to violate state law. Accordingly, we will not recommend enforcement action to the Commission if Bank of America omits the proposal from its proxy materials in reliance on rules 14a-8(i)(2) and 14a-8(i)(6). In reaching this position, we have not found it necessary to reach the alternative basis for omission upon which Bank of America relies.

Sincerely,

Peggy Kim

Peggy Kim
Attorney-Adviser

END